Exhibit 99.1

Ascentage Pharma to Participate in Evercore China Biotech Summit

Aug 01, 2025 08:00 ET  | Source: ASCENTAGE PHARMA GROUP INTERNATIONAL

ROCKVILLE, Md. and SUZHOU, China, Aug. 01, 2025 (GLOBE NEWSWIRE) -- Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”), a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers, announced today that the Company's management will participate in the Evercore China Biotech Summit being held on August 19 - 21, 2025 in Shanghai, China.

Management will be participating in a fireside chat moderated by the Evercore ISI Research team and one-on-one investor meetings at the conference. Investors interested in scheduling a meeting with the Ascentage Pharma management team should contact their Evercore representative.

About Ascentage Pharma Group International

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers. The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. The NDA for the treatment of relapsed and/or refractory CLL and SLL just received approval by China’s National Medical Products Administration (NMPA). The Company is currently conducting 4 global registrational Phase III trials: the GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this press release do not constitute projections by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of these statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless as may otherwise be required by law.

Contacts

Investor Relations:
Hogan Wan, Head of IR and Strategy
Ascentage Pharma
Hogan.Wan@ascentage.com
+86 512 85557777

Stephanie Carrington
ICR Healthcare
AscentageIR@icrhealthcare.com
+1 (646) 277-1282

Media Relations:
Jon Yu
ICR Healthcare
AscentagePR@icrhealthcare.com
+1 (646) 677-1855